VIA EDGAR and Overnight Delivery
July 14, 2009
Lynn Dicker
Reviewing Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
U.S.A.
Re:	Universal Biosensors, Inc. Form 10-K for the Fiscal year Ended December 31, 2008 Filed March 30, 2009 Form 10-Q for the Quarter Ended March 31, 2009 File No. 000-52607
Dear Ms. Dicker:
     We are in receipt of your letter dated June 29, 2009 providing comments of the staff (the “Staff”) of the Securities and Exchange Commission (“the “Commission”) on the above referenced filings for Universal Biosensors, Inc. (the “Company”).
     In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s responses.
1. Staff Comment 1 — In your future filings, please provide a brief description of the comparative advantages and/or disadvantages of the enhanced initial blood glucose test strip you are developing as compared to existing blood glucose testing products.
     Since it has been determined that the existing blood glucose testing product is not going to be manufactured, we do not believe a description of the comparative advantages and/or disadvantages of the enhanced product versus the existing product is material.
2. Staff Comment 2 — In future filings, please clarify how you define these terms and how the related data is acquired and used in setting compensation terms:
•	Peer group comparisons

•	Competitive salary norms

•	Industry comparisons
     As currently presented, it is unclear how the committee gathers this information and how it uses it. For example, does the committee use professional compensation consultants?

     As requested by the Staff, in future filings, we will provide additional detail as to how we define the terms “Peer group comparisons”, “Comparative salary norms” and “Industry comparisons” and clarify how the related data is acquired and used in setting compensation terms. A summary of how we currently define these terms is set out below:
Peer group comparisons
     Peer group comparison refers to comparing the practices of peers, and selecting those we believe are most suitable for the Company. The Company uses data available in the public domain, such as annual reports, for such companies in a similar industry to benchmark our policies.
Competitive salary norms
     Competitive salary norms relates to the goals of achieving competitive salary levels with a comparison group of companies. An indicative understanding of salary levels for the executives are available from the public domain including annual reports of similar companies and remuneration surveys that are conducted by several associations.
Industry comparisons
     Salary compensation of executive officers within our Company is compared to those of companies in a similar industry. These are referred to as industry comparisons. This data is available from the public domain and include annual reports and remuneration surveys.
     At this time, the Company does not use professional compensation consultants.
3. Staff Comment 3 — We note your disclosure about how annual salaries are set taking into account, among others, performance of the executive in previous years. In future filings, please describe more specifically how this element is used in determining such amounts.
     As requested by the Staff, in future filings, we will describe more specifically how the performance of the executive in previous years is used to determine salaries for the ensuing year.
     A grading system is used to assess the performance of the executives at year end. The grade is used as a guide to the percentage increase in salaries. The quantum of the percentage increase is set by management taking into account factors such as inflation and performance of the Company.
4. Staff Comment 4 — We note that you have not provided a discussion of the terms of the necessary “targets and performance indicators” to be achieved in order for your executive officers to earn their discretionary cash bonuses. You also refer to “pre-determined milestones.” In future filings please provide such disclosure or alternatively tell us why you believe that disclosure of such information would result in competitive harm such that the information could be excluded.
     The “targets and performance indicators” and “pre-determined milestones” are collectively referred to as key performance indicators (“KPI’s) which are set by the Remuneration and Nomination Committee for the executives each financial year. The KPI’s are generally a combination of the following:
•	Achieving budgets;

•	Regulatory submissions of our products by a specified date;

•	Reaching a certain stage of our product development by a specified date; and

•	Achieving other key milestones for our products by a specified date including entering into strategic partnerships for the commercialization of our product and receiving regulatory clearance to sell our product
     Disclosure of the specific KPI’s would require us to disclose market sensitive information, including key dates for our products and the product development stage of our products. Such disclosure would result in competitive harm to our business and that of our business partners.
5. Staff Comment 5 — In future filings, please explain material variations in bonus payments. For example, we note Mr. Morrisson’s bonus for 2008 is significantly lower than for 2007.
     As requested by the Staff, in future filings, we will explain material variations in bonus payments.
     Supplementally, we advise the Staff that Mr. Morrisson’s bonus for 2008 was significantly lower than for 2007 due to a one-time bonus that was paid to Mr. Morrisson in 2007 resulting from activities that transpired during the year, including the execution of the initial Master Services and Supply Agreement with LifeScan, Inc.
6. Staff Comment 6 — In future filings, please discuss the mentioned statutory and listing requirements governing maximum number of shares issuable under the Plan.
     As requested by the Staff, in future filings, we will discuss the statutory and listing requirements governing the maximum number of shares issuable under the Plan, which include the amount permitted to be granted at law, the Australian Securities Exchange (“ASX”) Listing Rules and the limits on our authorized share capital in our certificate of incorporation.
7. Staff Comment 7 — In future filings, please discuss the basis for the number of options granted in the compensation year.
     As requested by the Staff, in future filings, we will disclose the basis for the number of options granted in the compensation year.

8. Staff Comment 8 — In future filings, please explain any limitations of setting the option exercise price, such as at or above the current market price on the date of grant. If material, briefly explain what rules govern re-pricing, extension, or other modifications to outstanding options.
     As requested by the Staff, in future filings, we will explain any limitations of setting the option exercise price. If material, we will also disclose rules governing re-pricing, extension, or other modifications to outstanding options.
9. Staff Comment 9 — We note that you present your consolidated statement of changes in stockholders’ equity and comprehensive income from December 31, 2003 to December 31, 2008. However, we note from pages F-7 and F-8 that you were incorporated on September 14, 2001 and that you are considered a development stage enterprise. Please explain to us why you are presenting your consolidated statement of changes in stockholders’ equity and comprehensive income from December 31, 2003 rather than beginning from September 14, 2001 (date of inception) and how your current presentation complies with paragraph 11(d) of SFAS 7.
     As requested by the Staff, we advise that the disclosure referred to above is not in compliance with paragraph 11(d) of SFAS 7. In accordance with SFAS 7, we should have disclosed stockholders’ equity and comprehensive income from inception. We however note that this information has previously been disclosed in our Registration of Securities Form 10-12G filed with the SEC on April 30, 2007. In all our future filings, so long as we have to comply with SFAS 7, we will present the consolidated statement of changes in stockholders’ equity and comprehensive income from inception.
10. Staff Comment 10 — We note your disclosures on pages 51, F-4, and throughout the filing that you entered into an agreement with LifeScan during fiscal 2007 to provide certain services related to the development and scale up of the production of a blood glucose sensor strip and that you recognized A$3.1 million of service revenue and A$3.1 million of cost of services during fiscal 2008 related to this agreement. We finally note that you recognize revenue as you perform the service under this contract. Please tell us and revise this note in future filings to disclose in more detail how you are accounting for revenue and related costs under the agreement and indicate the basis for this treatment. Cite the accounting literature upon which you relied in determining the classification, timing and measurement of consideration or obligations under the agreements.
     As requested by the Staff, in our future filings, we will disclose in more detail the accounting for revenue and related costs under the agreement and the basis for this treatment citing the appropriate accounting literature.
     Under the terms of our arrangement with LifeScan, we provided certain services relating to the development and scale up of the production of our blood glucose sensor strip. Production scale up includes activities such as producing strips and testing strips. Under this arrangement, no margin was earned as the costs of providing the services were equal to the revenue recognized. In accordance with EITF 99-19, revenue has been recognized on a gross basis as the Company has earned revenue from the provision of services. Other factors which management considered, which support the gross basis of revenue recognition are as follows:
•	the Company was responsible for providing the service and was also the primary obligor with respect to purchasing goods and services from third party suppliers which in turn were used to provide services to LifeScan;

•	the Company had unmitigated general inventory risk;

•	the Company had credit risk; and

•	pricing was not fixed but determined by the level of activity.
     The transaction with LifeScan satisfies the revenue recognition criteria outlined in SAB 101/104. The principles of revenue recognition in SAB 104 have all been satisfied; services were performed by us which were supported by purchase orders issued by LifeScan on a regular basis, collection was assured, delivery of the services had occurred and the amount was objectively determined and reflected the cost of the services that were to be provided by us. The costs of the services, consisting of materials, labor hours and factory overheads, were largely dependant on the number of test runs that were required to be carried out by us on a monthly basis. The arrangement consisted of only one deliverable which was the development and scale up of the production activities of our blood glucose sensor strips. The relevant services performed under this arrangement were completed and ceased in September 2008. We recognized revenue from these services as we performed the services. Furthermore, the revenue received was not contingent on performing any other services.
11. Staff Comment 11 — We further note your disclosures on page 13 of your March 31, 2009 Form 10-Q that you also recognize revenue from this contract on a percentage-of-completion basis. Please tell us and revise your future filings to explain if this is a change in your method of recording revenue related to this contract and your basis for this change.
     There has not been a change in our method of recording revenue. We perform services for LifeScan based on their requirements. There are different arrangements for each service being provided. Revenue recognition principles are assessed for each new contractual arrangement and the appropriate accounting is determined for each service. The services we performed in 2008 and as disclosed in our 2008 financial statements related to the development and scale up of the production of our blood glucose sensor strip. These services were completed in September 2008 and is unrelated to the services performed and disclosed in our March 31, 2009 Form 10-Q. For the services performed in the March 2009 quarter, the proportional performance method has been used. We believe this method is appropriate as the contract amount was determined prior to the commencement of the service, LifeScan receives value as the services are performed and LifeScan need not re-perform the services that it has already received from the Company should the service arrangement be terminated. In future quarterly and annual filings, the Company will disclose detail regarding the services performed in each period including that the proportional performance method was used as opposed to the percentage-of-completion basis.

12. Staff Comment 12 — We finally note from page F-14 that you recognized A$1.1 million related to a non-refundable fee for the grant of certain rights to LifeScan during fiscal 2008 and classified this fee as non-operating income. Please tell us and revise this note in future filings to explain in more detail why you received this up-front fee and how you met the criteria outlined in SAB Topic 13A3(f) to recognize this revenue up-front. Within your discussion, please also explain in more detail why you have classified this fee as non-operating.
     As requested by the Staff, in our future filings, we will explain in more detail why we received this up-front fee and how we met the criteria outlined in SAB Topic 13A3(f) to recognize this revenue up-front. Within our discussion, we will also explain in more detail why we have classified this fee as non-operating.
     Pursuant to the agreement with LifeScan, consideration of US$1 million (equivalent to A$1.1 million) was paid by LifeScan in consideration of the grant of rights by us. Whilst the non-refundable fee was part of an arrangement with multiple deliverables (other deliverables primarily relates to the manufacturing activities), this fee and the deliverable associated with it was considered a separate unit of accounting The deliverable, being internally generated intellectual property (IP) has standalone value to LifeScan as they can use this information to transpose their own manufacturing activities. There are no other activities related to this deliverable and there is objective and reliable evidence of the fair value of the undelivered items. The fair value of the undelivered items have been determined by what third party contract manufacturers would charge for the same service and costs incurred by us in developing the product. The fair value of the rights as determined by management was based on estimated market value of labour hours consumed in writing up the documents relating to the rights. There are no general rights of return of the delivered items. These rights were internally generated and were carried at zero value within our financial statements. Management had assessed that the fair value of the associated IP deliverable was US$1 million. The rights were transferred and the consideration received in January 2008 at which time the service requirements (granting of the rights) had been fully satisfied.
     Management has concluded that the core operations of the Company in the short term are expected to be the commercial manufacture of approved medical or testing devices and the provision of services such as those specified under the Master Services and Supply Agreement. The Company’s ultimate goal is to utilize the underlying technology and skill base for the development of a marketable product that the Company will be hired to manufacture. The Company considers the income received for the grant of rights is not indicative of its core operating activities or revenue producing goals of the Company, and as such have accounted for this income as “other operating income” per Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements and SEC Regulation S-X Article 5-03. The Company believes that presenting these as top line revenue would not provide the reader of the financial statements with a true indication of future operating margins.

13. Staff Comment 13 — We note that you present the changes from borrowings of A$299,796 as an operating activity. Please explain to us how this presentation is in accordance with paragraphs 18-20 of SFAS 95.
     Our initial interpretation as to why this transaction was presented as an operating activity is as follows:
     In March 2009, we entered into an arrangement with Pacific Premium Funding Pty Limited to fund the Group’s insurance premium. As the borrowing was to fund our insurance program which is part of our operating activities and since this will be repaid over an 8-month period and within the financial year, hence not considered a long-term credit, we did not consider this to be a financing activity. Furthermore, as per our interpretation of SFAS 95, this transaction did not fulfill the requirements of a financing activity or an investing activity as set out in paragraphs 18-20 of SFAS 95. By default this transaction was then presented as an operating activity as per paragraph 21 of SFAS 95.
     Upon further analysis, it however seems that this transaction should have been presented as a financing activity. In our future filings we will change the presentation and disclose the transaction as a financing activity as opposed to an operating activity.

     In connection with responding to the Staff’s comments in the June 29, 2009 letter, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to Monica Klein in the envelope provided.
     We believe that the foregoing adequately responds to your correspondence and questions. Please direct your questions or comments to Beth Hughes (703/760-1649). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to Monica Klein’s attention at 730/821-8949.

Very truly yours, /s/ Mark Morrisson Mark Morrisson Chief Executive Officer and Executive Director Universal Biosensors, Inc.